UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2009

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD.

( Translation of registrant’s name into English )

7-1, Marunouchi 2-chome, Chiyoda-ku,

Tokyo 100-8388, Japan

( Address of principal executive offices )

[ Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F. ]

Form 20-F       X            Form 40-F

[ Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2( b ) under the Securities Exchange Act of 1934. ]

Yes                      No      X

This report on Form 6-K is hereby incorporated by reference into the prospectus constituting part of the registration statement on Form F-3 of The Bank of Tokyo-Mitsubishi UFJ, Ltd. (No. 333-11072.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD.

Date : March 12, 2009	By	/s/ Naoki Imaoka
Naoki Imaoka
Chief Manager
Corporate Administration Division

The Bank of Tokyo-Mitsubishi UFJ, Ltd.

Notice concerning issuance of “Non-dilutive” Preferred Securities

Tokyo, March 12, 2009 — The Bank of Tokyo-Mitsubishi UFJ, Ltd. (BTMU; President: Katsunori Nagayasu) hereby announces that its wholly owned subsidiary, BTMU Preferred Capital 8 Limited, has decided the following with regard to the issuance of preferred securities (“Non-dilutive Preferred Securities”).

Issuer	BTMU Preferred Capital 8 Limited
The issuer is a special purpose subsidiary newly established in the Cayman Islands under the laws of the Cayman Islands, and in which BTMU has 100% voting rights.

Type of Security	Series A Japanese Yen-denominated non-cumulative perpetual preferred securities	Series B Japanese Yen-denominated non-cumulative perpetual preferred securities
No right to convert into BTMU’s common shares is granted.

Issue Amount	JPY 90 billion	JPY 7.4 billion

Dividends	Dividend Rate 4.88% per annum (Fixed rate until July 2019) Floating rate after July 2019 (Non-Step up)	Dividend Rate 4.55% per annum (Fixed rate until July 2014) Floating rate after July 2014 (Non-Step up)

Issue Price	10 million Yen per preferred security

Scheduled Issue Date	March 19, 2009

Use of Proceeds	To be provided to BTMU as subordinated loans in order to strengthen our capital base and for general corporate purposes.

Liquidation Preference	The Non-dilutive Preferred Securities rank, as to rights to liquidation preferences, effectively, junior to the general creditors and subordinated creditors of BTMU, senior to the BTMU’s common shares, and pari passu with BTMU’s preferred shares.

Method of Offering	Private placement to MUFG Capital Finance 8 Limited, which is the subsidiary of Mitsubishi UFJ Financial Group, Inc.

*    *    *

This press release has been prepared for the purpose of publicly announcing the issuance of Non-dilutive Preferred Securities and not for the purpose of soliciting investment or engaging in any other similar activities within or outside Japan. The preferred securities have not been and will not be registered under the U.S. Securities Act of 1933 (the “1933 Act”). This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any offer or sale of the preferred securities in the United States absent registration or an applicable exemption from the registration requirements under the 1933 Act.